Medifirst Solutions, Inc.
4400 N. Federal Hwy
Suite 54
Boca Raton FL 33431

March 15, 2012

Max A. Webb
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Medifirst Solutions, Inc.
Registration Statement on Form S-1
Filed On December 30, 2011
File No.  333-178825

Dear Mr. Webb:

We have reviewed your letter of January 25, 2012. Included herewith is Amendment No. 1 to our registration statement in Form S-1.  Please advise if you would like a “marked”copy of the amended registration statement to facilitate your review.

We are responding to your comments in the order in which they appeared in your letter.

General

1.           We have amended  the registration statement throughout in response to this comment. For example, see page 7, Use of Proceeds.

2.           We have amended the registration statement as requested by this comment.  The amendments appear on pages ii, iii and page 7, Determination of Offering Price.

3.           We have amended the registration statement throughout in compliance with this comment.

Cover Page

4.            The cover page has been amended per this comment.

Medifirst Solutions, Inc., page iii

5.           The repetitive paragraphs referred to by this comment have been omitted.

Prospectus Summary, Page 1.

6.           The amendment in response to this comment appears on page 1, under the subheading “Our Financial Situation”, last sentence, third paragraph.

Our Business, Page 1.

7.           The amendment in response to this comment appears in the subsection “Our Business” on page 1.

Our Financial Situation, Pag 1

8.           The Summary of Selected Financial Information on page 2 has been updated in response to this comment.

Risk Factors, Page 3

9.            We have added a risk factor, Electronic Cigarettes may become subject to regulation by the FDA on page 4 which is in response to your comment. At present the FDA has not elected to regulate electronic cigarettes, Consequently, it does not require clinical studies prior to their sale.

10.           We have added a risk factor, The Use of Electronic cigarettes may pose health risks as great as, or greater than, regular tobacco products on page 4 in response to this comment.

11.           We have added a risk factor, Information posted by Medical Professionals.....on page 4  in response to this comment.

12.           We have added a risk factor, There are risks associated with the use of social media to Obtain Medical Information on page 4  in response to this comment.

13.           We have added a risk factor, We are controlled by our current officer, director and principal stockholder on page 4  in response to this comment.

14.           We have added a risk factor, We may have difficulty establishing and maintaining adequate and effective internal controls.... on page 4 in response to this comment.

15.           We are seeking additional financing to fund our product development and operations, page 3.

We have revised the heading of this risk factor on page 3 in response to this comment.

16.           As a result of becoming a reporting company, our expenses will increase significantly, page 4.

We have added the estimated additional annual expense of $40,000 to this risk factor.

17.           Changing and unpredictable market conditions may impact the demand for our products, page 4.

We removed the reference to “current demand” as requested by this comment

18.           We will rely on others for production of our products, page 4.

We have made additional disclosures in response to this comment.

Selling Shareholders, page 7.

19.           On page 8, in the last paragraph immediately prior to the table, we added the disclosure that none of the selling shareholders are broker-dealers or affiliates of broker-dealers.

20.   The footnotes have been added to the table on page 9 in response to this comment.

21.           The table has been amended in response to this comment.

22.           An additional footnote (6) has been added to the table in response to this comment.

Description of Business, page 12

Miracle-cig Electronic cigarettes, page 13

23.           Additional disclosures have been made on pages 13 and 14  in response to this comment.

24.           See our response to comment 23.

25.   See our response to comments 23 and 24.

Convenience Stores, page 14.

26.   Additional disclosure were made on page 14

27.           We removed the original disclosures to which this comment was addressed.

Competition, page 14

28.           We have revised the disclosures on page 14 in response to this comment.

Florida Health Community.com, page 15

29.           Discuss with Bruce

FHC Newsletter, page 15

30.           We have revised the disclosures in response to this comment in page 15.

Florida Health Community Advertising Agency, page 15

31.           We have expanded the disclosures in response to this comment in page 15.

Market, page 16

32.           We have expanded the disclosures on page 16 in response to this comment.

33.           We removed the reference to “more editorial content”on page 16 in response to this comment.

Our Employees, page 16

34.           We amended the disclosures on page 16 in response to this comment.

Management’s Discussion and Analysis or Plan of Operations, page 17

35, 36, 37.  We amended the disclosures on pages 17 and 18 in response to this comment.

Bruce Schoengood, page 20

38, 39, 40.  We amended the disclosures on page 20 in response to this comment.

Conflict of Interest, page 21

41.           We amended the disclosures on page 21 in response to this comment.

Recent Sales of Unregistered Securities, page II-2

42 and 43. We amended the disclosures in response to this comment.

44.           The additional disclosures required by this comment have been added on page II-2.

Signatures, page II-5

45.           The additional signature designation for Principle Accounting Officer has been added.

Financial Statements

47.   Updated financial statements are included in the amendment.

We are not requesting acceleration of effectiveness at this time.

Very truly yours,

/s/ Bruce Schoengood

President and Chief Executive Officer